Management’s Discussion and Analysis

For the three months ended March 31, 2011

Dated: June 7, 2011

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

Introduction

Quaterra is a Canadian-based, junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum, and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of June 7, 2011, and provides comparative analysis of Quaterra’s financial results for the three months ended March 31, 2011 and 2010.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2010 and the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011, together with the related notes thereto. The Company reports its financial position, results of operations and cash flows in Canadian dollars, unless otherwise indicated.

As of January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for its year ending December 31, 2011 and IFRS 1, First-time Adoption of IFRS. The condensed unaudited interim consolidated financial statements for the three months ended March 31, 2011, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), and using accounting policies consistent with IFRS, accordingly they do not include all of the information required for full annual financial statements required by IFRS as issued by the International Accounting Standards Board (“IASB”). Readers of this MD&A should refer to “Change in accounting policies” below for a discussion of IFRS and its effect on the Company’s financial presentation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterraresources.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

Overall Performance

Corporate Development

On February 4, 2011, the Company closed its second financing with Goldcorp Inc. (“Goldcorp”) pursuant to the Investment Framework Agreement (“IFA”) signed on January 29, 2010. The private placement consisted of 3,293,407 units at $1.82 for gross proceeds of US$6.0 million. Each unit comprised one common share of the Company and one-half of a share purchase warrant exercisable at $2.27 per share for a period of two years.

The first US$4.0 million private placement with Goldcorp was closed in February 2010. 3,001,418 common shares and 1,500,709 two-year share purchase warrants were issued at price of $1.41 and $1.76, respectively. The funds were used in the Company’s generative exploration program in central Mexico.

Corporate Development - Property

On May 12, 2011, the Company announced its acquisition of the Butte Valley porphyry copper prospect, located in White Pine County, Nevada. The property consists of approximately 45 square miles of mineral rights obtained by optioning and staking a total of 1,483 unpatented U.S. lode claims. To earn a 100% interest, the Company is required to make staged option payments of US$1 million over ten years and pay a 2.5% net smelter returns royalty, 1% of which may be purchased for US$ 1million..

On April 27, 2011, the Company completed purchase of Yerington property from Arimetco, Inc. Assets purchased include 4.2 square miles of patented claims and fee mineral properties centered on the former Anaconda open pit copper mine containing an historic resource estimate in excess of four billion pounds of copper, and 8,600 acre feet per year of water rights. This property, together with 9.3 and 13.2 square miles of unpatented claims at Yerington and nearby MacArthur respectively, provides the Company with a dominant land position in the center of a prolific and expanding copper camp.

The Company has paid the remaining cash acquisition cost and has released 250,000 common shares of the Company stock previously issued and under escrow.

Update on Mineral Properties

MacArthur Property – Nevada

The Company’s MacArthur project is a secondary copper deposit with the potential of sustaining a large run-of-mine heap leach operation using a solvent extraction/electrowinning (SXEW) process for low cost production. The Company initiated exploration drilling in April 2007 and by September 2010, completed a total of 122,100 feet of drilling in 249 holes on the property. The drilling program delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major copper porphyry system.

Tetra Tech, Inc. of Golden, Colorado completed an updated NI43-101 compliant independent resource estimate and technical report for the MacArthur Copper Project in January 2011. The Tetra Tech report concludes that the MacArthur project contains a measured and indicated oxide/chalcocite resource of 143.72 million tons averaging 0.192% total copper (TCu) that contains 551.6 million pounds of copper; an inferred oxide/chalcocite resource of 215.0 million tons averaging 0.197% TCu that contains 846.8 million pounds of copper; and an inferred primary sulfide resource of 74.1 million tons averaging 0.256% TCu that contains 379.5 million pounds of copper.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

The Qualified Person for the MacArthur Copper Project resource estimate and the technical report is Mr. John W. Rozelle, P.G., Principal Geologist for Tetra Tech, Golden Colorado.

The focus of exploration work on the MacArthur project in 2011 will be to upgrade the status of the mineral resources and to complete test work to establish the estimated metallurgical recoveries of the mineralization. Quaterra has budgeted approximately 35,000 feet of drilling at MacArthur for the year. The planned programs include infill drilling to bring inferred resources to an indicated and measured status, deep drilling to explore for primary copper sulfide mineralization, and large diameter (PQ) core drilling to obtain adequate sample material for metallurgical column leach tests.

During the first quarter, three drill rigs have completed a total of 8,460 feet of drilling in 24 holes. The metallurgical sampling program is approximately 50% complete with selected large diameter core from 14 holes totaling 1,666 feet being sent to METCON Research in Tucson, Arizona for testing. Because of the a 3-4 month period required for a locked cycle regime, the final results for the column leach tests are not expected prior to Q4 of this year.

Reverse circulation drilling during the quarter totaled 6,328 feet in 7 infill holes and 2 pre-collars for deep core holes. Core drilling on the first pre-collar is in progress on the first of four deep holes planned to explore for primary copper sulfides at depth that is believed responsible for the widespread copper oxide mineralization at MacArthur. Significant porphyry-style alteration including potassic feldspar flooding-pyrite veining, particularly around the ore intercept of hole QM-100, indicate that Quaterra’s exploration program may be penetrating the margins of a previously unrecognized porphyry center.

Acquisition costs incurred to March 31, 2011 were $2,249,002 and exploration expenditures were $11,864,177 for a total of $14,113,179. Acquisition costs incurred to December 31, 2010 were $1,731,500 and exploration expenditures were $10,820,796 for a total of $12,552,296.

Yerington – Nevada

On April 27, 2011, Quaterra’s wholly owned subsidiary, Singatse Peak Services LLC. (Singatse) finalized the acquisition the Yerington mine through the purchase of all Arimetco assets in the Yerington Mining District. The assets include 4.2 square miles of patented claims and fee mineral properties, 8,600 acre feet per year of water rights, and a pending state application for the storage of 22,000 acre feet of water in the Yerington pit. A total of 290 unpatented mining claims on surrounding BLM land complete Singatse’s control of the project’s mineral rights.

When the Anaconda Copper Company closed the Yerington mine in 1978, the shut down was due to low copper prices; not because of the lack of mineralization remaining in the deposit. Anaconda’s open pit mining operations produced 1.7 billion pounds of copper over a period of 25 years from 104.8 million tons of oxide ore and 58.6 million tons of sulfide ore, yet the amount of mineralization remaining in the ground after the closure may well exceed past production.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

K. L. Howard, Jr. (Anaconda Internal Memo, 1979) estimated the remaining copper resources in and around the Yerington pit after the shut down using a cut-off of 0.20% Cu. The historic study estimates a total of 97.8 million tons with an average grade of 0.356% Cu containing approximately 696 million pounds of copper remain within the original pit design. The estimate identifies an additional 22.8 million tons of material adjacent to the pit that averages 0.30% Cu and contains 136.8 million pounds copper.

In addition to copper mineralization around the Yerington pit, the Bear deposit forms an important component of the historic resources of the property. The Bear porphyry copper deposit has been reported to contain more than 500 million tons of material averaging 0.4% copper (Dilles and Proffett, 1995). The deposit was discovered in the northeast corner of the property in 1961 by Anaconda when performing condemnation drilling in the sulfide tailings disposal area. Singatse has most of the historic drilling data for the Bear deposit and is planning to twin several of the deep holes and investigate some of the higher grade portions of the mineralized system.

The complex legacy of issues surrounding the Yerington minesite required nearly four years of extensive environmental, legal and technical due diligence studies. The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report to allow Singatse to establish liability protection as a bona fide prospective purchaser. The work required agreements with the EPA, Nevada state agencies and the Atlantic Richfield Company that define, limit and protect the Company from existing liabilities on the property. The legal due diligence also included a legal description of the property, a chain of title report and an assignment of water rights.

Technical due diligence concentrated on reviewing and compiling a wealth of historical data in the Anaconda Library in Laramie, Wyoming. Numerous reports, maps and historical drilling data have been scanned and entered into an internal data base. An initial review has been completed of both past production and remaining mineralization in and around the Yerington pit. The Company’s digitized Anaconda data base now includes collar locations, rock types, and geochemical assays of 760 historic drill holes.

Singatse is planning a 2 year, 50,000 foot drilling program to validate Anaconda’s historic drilling data and to enable the completion of a NI 43-101 compliant resource estimate and technical report on the Yerington project. The program is planned to include both core and reverse circulation drilling, geophysical surveys, and preliminary metallurgical studies to evaluate the remaining copper mineralization at the minesite and investigate the surrounding properties for new deposits. Significant tonnages of copper mineralization remain below and peripheral to the Yerington pit and within much of the area between the pit and Quaterra’s MacArthur copper deposit located five miles to the north.

Acquisition costs incurred to March 31, 2011 were $2,223,003 and exploration expenditures were $994,673 for a total of $3,217,676. Acquisition costs incurred to December 31, 2010 were $2,100,233 and exploration expenditures were $839,354 for a total of $2,939,587.

Alaska Properties

Copper Ridge terminated its interest in the Duke Island property effective in February 2011. As a result, the property was impaired and all the carrying costs were written down to nil.

Herbert Glacier Gold Project is still in good standing with Grande Portage.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

Total acquisition costs incurred to March 31, 2011 for Herbert Glacier property were $113,713 and exploration expenditures were $138,171 for a total of $251,884. Acquisition costs incurred to December 31, 2010 for both Duke Island and Herbert Glacier were $276,933 and exploration expenditures were $2,415,742 for a total of $2,692,675.

Arizona Strip Uranium Project – Arizona

Quaterra’s Arizona Strip uranium project includes some of the most prospective uranium properties in the northern district. Now totaling approximately 38 square miles with more than 200 VTEM geophysical anomalies, the Company’s land position controls much of the future production potential of the northern district. Quaterra’s assets include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

Exploration on federal lands in the Arizona Strip is presently restricted by a segregation order that is in force until July of 2011 when the Secretary of the Department of the Interior will decide if and what specific areas are to be withdrawn from mineral entry. Quaterra’s activities have strong local and state support and the Company is optimistic that efforts to withdraw federal lands will not be successful. The uranium of this prolific district represents an enormous domestic supply of clean energy and many jobs at a time when both are critical to the needs of the country.

Although the segregation restricts exploration on federal lands, the regulations do not affect exploration activity or access to conduct exploration on Arizona State lands in the district. The Company’s land position now includes 6.9 square miles of Arizona State Mineral Exploration Permits within the heart of the district where 16 high and moderate priority geophysical anomalies have been identified by the Quaterra’s airborne VTEM survey. In contrast to the segregated area, exploration on state mineral properties is encouraged and permitting is relatively easy. To establish targeting priorities and strategies for future uranium exploration expenditures in Arizona as well as other locations, the Company’s exploration activity on the State land has been postponed pending the results of the proposed withdrawal of Federal lands in the district.

Acquisition costs incurred to March 31, 2011 were $4,480,524 and exploration expenditures were $7,628,923 for a total of $12,109,447. Acquisition costs incurred to December 31, 2010 were $4,458,996 and exploration expenditures were $7,611,207 for a total of $12,070,203.

Nieves Property – Mexico

On April 4, 2011, Quaterra and 50% joint-venture partner Blackberry Ventures 1, LLC, announced that the remaining nine core holes (2,574 meters) completed in January-February 2011 extended mineralization along all three veins at its Nieves silver property in northern Zacatecas, Mexico, and identified a zone containing narrow intervals of extremely high-grade silver on one of them.

These holes were the continuation of a drilling program begun in 2010 to test numerous IP anomalies on several separate vein systems which appeared similar to anomalies associated with known mineralization. The current drill program at Nieves is now complete. All holes were drilled at an azimuth/inclination of 340 degrees/-60 degrees. True thicknesses are about 80% of intercept widths reported. Complete results are shown in the table below.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

Highlights include:

  California vein: One additional hole (QTA 137), completed 100 meters east of all previous drilling, intersected 19.0 meters of 104.0 g/tonne silver (3.0 oz/ton) beginning at a depth of 77 meters. This intercept includes two 0.1 meter intercepts of extremely high grade silver (+170 oz/ton). The California vein has now been traced in drill holes for over 400 meters and is open to the east. Additional drilling and geophysics will be necessary to track its possible eastward continuation.
  Gregorio North vein: Five additional holes were completed. Two holes (QTA 135, QTA 138) intersected the vein 100 and 200 meters respectively further to the east, where mineralization appears to weaken. Hole QTA 132, drilled 50 meters south of QTA 114, intersected 54.1 meters averaging 37.4 g/tonne silver (1.1 oz/ton) beginning at a depth of 138 meters. Holes QTA 133-134, drilled 50 meters south and north of QTA 118 on the western end of the vein, intersected only narrow intercepts of mineralization and appear to limit further significant extensions to the west.
  Concordia West vein: Three additional holes were completed. Holes QTA 136, drilled about 200 meters east of the La Quinta zone, intersected a 6.7 meter interval beginning at 84 meters averaging 93 g/t silver (2.7 oz/ton) and 0.23 g/t gold which will require follow up drilling. Holes QTA 131 and QTA 139, drilled west of the La Quinta zone, did not encounter significant mineralization.

An evaluation of all results is in progress to develop additional drill targets. Data review and confirmation is in progress which will lead to an updated NI43-101 resource calculation and a preliminary economic assessment.

Core samples were prepped and analyzed by ALS Chemex in Zacatecas, Mexico, and Vancouver, B.C., respectively. Property-specific standards were routinely submitted with each batch of samples. Samples were initially run using a conventional 35-element ICP analysis with an aqua regia digestion process. A 30-gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100g/t; fire assay results are reported for silver assays > 100g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion.

April 2011 Nieves Drill Results: Holes QTA131 - QTA139

Hole	Area	From	To	Interval (m)	Au	Ag	Ag	Pb	Zn
					(g/tonne)	(g/tonne)	(oz/ton)	(%)	(%)
QTA131	Concordia West	279.95	280.10	0.15	0.10	181.0	5.3	3.71	1.49

QTA132	Gregorio North	138.00	192.10	54.10	0.13	37.4	1.1	0.05	0.04
		204.95	212.00	7.05	0.03	20.4	0.6	0.03	0.03

QTA133	Gregorio North	207.60	207.70	0.10	0.92	1380.0	40.3	1.69	10.50
		222.50	222.65	0.15	1.18	1810.0	52.9	1.41	3.64

QTA134	Gregorio North	47.70	51.00	3.30	0.05	42.7	1.2	0.01	0.04

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

		110.00	111.85	1.85	0.11	66.2	1.9	0.03	0.05
		133.00	139.60	6.60	0.04	30.9	0.9	0.02	0.04

QTA135	Gregorio North	159.00	196.65	37.65	0.12	18.1	0.5	0.01	0.03
includes		160.10	162.00	1.90	0.21	121.0	3.5	0.02	0.13
includes		172.90	173.20	0.30	1.03	62.3	1.8	0.08	0.27

QTA136	Concordia East	84.00	90.70	6.70	0.23	92.9	2.7	0.03	0.11
includes		89.45	89.80	0.35	1.15	1510.0	44.1	0.51	1.81

QTA137	California	77.00	96.00	19.00	0.03	104.0	3.0	0.03	0.05
includes		80.55	85.40	4.85	0.03	342.5	10.0	0.12	0.15
includes		83.70	83.80	0.10	0.03	6410.0	187.2	2.06	3.28
includes		85.30	85.40	0.10	0.06	5960.0	174.0	2.53	0.44

QTA138	Gregorio North	187.00	195.00	8.00	0.14	24.8	0.7	0.00	0.05
includes		192.60	193.00	0.40	1.79	290.0	0.5	0.03	0.78

QTA139	Concordia West	291.00	293.00	2.00	0.03	15.5	0.5	0.01	0.02

Other Mexico Properties – Goldcorp IFA

The IFA currently includes 12 properties covering over 950 square miles with exploration focused on discovering large Peñasquito-style gold-silver deposits. Work is in progress on the following properties:

  Mirasol: Nine core holes (4,052 meters) have been completed. Drilling at the Aguila prospect targeting epithermal gold mineralization has failed to find the feeder zone. Testing of several induced polarization anomalies has intersected weak sedex copper mineralization in an isolated black shale basin. No additional work is planned.
  Americas: Nine lines of IP defined an anomalous IP zone that has a strike length of 2500 meters (strongest part is 1500 meters), a near vertical dip and a width of about 500 meters. Quaterra discovery drill hole AMD-3, which intersected 12 meters averaging 59g/tonne silver, appears to have just cut the very top part of the anomalous body. Six additional holes tested the area and intersected zones of anomalous silver and base metals. All data are currently being reviewed to determine if further work is warranted.
  Sierra Sabino: Goldcorp has designated this property as an Advanced Project under the terms of the IFA. A core drilling program began in July to test at least four separate targets identified by mapping, geochemistry and IP. Seven holes had been completed by year-end and seven additional holes have been drilled in 2011.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

  Santo Domingo: Mapping is complete on this large copper- gold target. A five line induced polarization survey was completed in October, 2010. Drilling began on February 16, 2011 and three holes have been completed with assays awaited.
  Reconnaissance: Five blocks covering 3,665 line kilometers were flown by HeliTem during December. Interpretation is in progress.

Other Properties – United States

The Company did an impairment test for its mineral properties in 2011. As a result, Duke Island, Peg Leg and Klondike properties were written down to nil due to lack of exploration merits.

Mineral Property Expenditure

During the three months ended March 31, 2011, the Company incurred $3,120,690, before impairments, on mineral property expenditures. The total mineral properties expenditure was allocated as follows: 50.0% on MacArthur, 17.4% on Mexico properties except Nieves, 7.4% on Nieves, 8.9% on Yerington, 1.3% on Uranium properties, and 15.0% on other properties in the United States.

A summary of all mineral property expenses by property can be found in Note 7 of the consolidated financial statements dated March 31, 2011.

The deferred mineral property costs as at March 31, 2011 were as follows:

All Mineral Properties	Balance	Additions	Change during	Balance
	December 31, 2010	Q1	the period	March 31, 2011
Summary by Expenditures
Total acquisition	$13,474,376	$1,312,710	$1,312,710	$14,787,086
Total exploration	31,611,294	1,807,980	1,807,980	33,419,274
	45,085,670	3,120,690	3,120,690	48,206,360
Impairments	-	(2,748,934)	(2,748,934)	(2,748,934)
Total	$45,085,670	$371,756	$371,756	$45,457,426

Summary by Property
Nieves, net of cost recovery	$4,253,027	$230,096	$230,096	$4,483,123
Other properties, Mexico	7,406,407	544,233	544,233	7,950,640
MacArthur copper	12,552,296	1,560,883	1,560,883	14,113,179
Yerington copper	2,939,587	278,089	278,089	3,217,676
Alaskan properties	2,692,674	(2,440,790)	(2,440,790)	251,884
Uranium properties	12,070,203	39,244	39,244	12,109,447
Other properties, US	3,171,476	160,001	160,001	3,331,477
Total	$45,085,670	$371,756	$371,756	$45,457,426

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

Review of Financial Results

For the three months ended March 31, 2011 (“2011”), the Company reported a net loss of $4,017,154 compared to an income of $2,553,219 in the same period previous year (“2010”). The changes are mainly due to the impairment charge made in 2011 and an unrealized revaluation gain on derivative liability in 2010.

A comparison of general administration expenses for the period ended March 31, 2011 and 2010 is provided in the table below:

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

	Three months ended March 31,		Increase
	2011	2010	(decrease)
General and administrative expenses
Administration and general office expenses	$178,000	$123,049	$54,951
Consulting	81,569	88,780	(7,211)
Directors' fees	26,091	28,126	(2,035)
Investor relations and communications	87,483	57,696	29,787
Personnel costs	278,794	183,942	94,852
Professional fees	112,867	117,617	(4,750)
Transfer agent and regulatory fees	120,618	55,953	64,665
Travel & promotion	33,564	38,276	(4,712)
	$918,986	$693,439	$225,547

An analysis of the major changes is outlined below:

a)

Administration and general office general expenses increased by $54,951 from $123,049 in 2010 to $178,000 in 2011 reflecting the expanded office operations in Vancouver head office and Yerington, Nevada.

b)	Investor relations and communications increased by $29,787 from $57,696 in 2010 to $87,483 in 2011 resulting from enhanced communications with investors and new website design.

c)	Personnel costs increased by $94,852 from $183,942 in 2010 to $278,794 in 2011 resulting from the expanded operations.

d)	Transfer agent and regulatory fees increased by $64,665 from $55,953 in 2010 to $120,618 in 2011 due to the timing difference in expensing the regulatory listing fees.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

Other and Non-Cash Expenses (Income)

	Three months ended March 31,		Increase
	2010	2009	(decrease)
Other (income) expenses and non-cash items:
Amortization	37,195	14,310	22,885
Exploration partner administration income	(47,624)	(25,434)	(22,190)
Foreign exchange loss	218,214	179,541	38,673
General exploration costs	$102,868	$59,413	$43,455
Impairment on mineral properties	2,748,934	-	2,748,934
Interest (income) expense	(2,331)	415	(2,746)
Stock-Share-basedcompensationpayments	40,912	208,362	(167,450)
Unrealized revaluation gain on derivative liability	-	(3,683,265)	3,683,265
	$3,098,168	$(3,246,658)	$6,344,826

Total loss (income)	$4,017,154	$(2,553,219)	$6,570,373

a)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties. If the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $218,214 in 2011 compared to $179,541 in 2010 due to the fluctuation of Canadian dollar. Volatility in the foreign exchange rate could continue to result in foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

c)	Share-based payments decreased by $167,450 from $208,362 in 2010 to $40,912 in 2011. The values of share-based payments were determined by the Black-Scholes option pricing model.

d)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% on its central Mexico properties under Goldcorp agreement.

e)	Impairment: during the three months ended March 31, 2011, the Company wrote down the carrying value of the following properties totaling $2,748,934:
$2,441,592 related to Duke Island property
$257,533 related to Peg Leg property and
$49,809 related to the Klondike property.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

Quarterly Information Trends

Q1 2011 and 2010 are presented using IFRS; all other quarters are presented under Canadian GAAP.

	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
General administrative expenses	$(956,181)	$(799,058)	$(675,229)	$(848,023)
General exploration costs	(102,868)	(379,923)	(103,971)	(251,264)
Operating expenses	(1,059,049)	(1,178,981)	(779,200)	(1,099,287)
Exploration partner administration income	47,624	57,941	41,650	30,614
Gain on sale of mineral property	-	50,000	-	-
Foreign exchange	(218,214)	(106,236)	(226,066)	187,015
Impairment	(2,748,934)	(622,121)	-	-
Share-based payments	(40,912)	(214,380)	(1,626,918)	(201,598)
Net loss	(4,017,154)	(2,003,186)	(2,587,854)	(1,085,346)
Basic loss per share	$(0.03)	$(0.02)	$(0.02)	$(0.01)

	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
General administrative expenses	$(707,749)	$(427,667)	$(627,501)	$(540,287)
General exploration costs	(59,413)	(95,890)	(165,668)	(38,899)
Operating expenses	(767,162)	(523,557)	(793,169)	(579,186)
Exploration partner administration income	25,434	23,033	3,604	2,621
Foreign exchange	(179,541)	(86,918)	505,089	409,851
Impairment	-	(767,280)	-	-
Share-based payments	(208,362)	(2,437,134)	(192,378)	(382,776)
Unrealized gain on derivative liability	3,683,265	-	-	-
Net income (loss)	$2,553,219	$(4,432,811)	(1,419,629)	(1,375,893)
Basic income (loss) per share	$0.02	$(0.04)	$(0.01)	$(0.01)

The Company’s results have been largely driven by the level of its exploration activities and foreign exchange rates. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  Mineral property expenditures can vary widely from quarter to quarter depending on the timing of option payments and the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by a director of the Company, provides comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. The committed cost is $15,500 per month. The current expiry date is June 30, 2012. Please see consolidated financial statements Note 11 for more detailed information.

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. to retain the services of Mr. Scott Hean as Chief Financial Officer at $175,000 per annum.

Financial Conditions, Liquidity and Capital Resources

The Company had cash and cash equivalent of $21.9 million at March 31, 2011compared to cash and cash equivalents of $18.2 million at December 31, 2010.

The Company finances its operations by raising capital in the equity markets. The Company will need to rely on the sale of equity and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

During the three months ended March 31, 2011, the Company received US$6 million from Goldcorp private placement and $1.63 million from the exercise of stock options and warrants. The Company believes it has sufficient cash resources and liquidity to sustain its planned activities through 2011.

In three months ended March 31, 2011, the Company used cash in operating activities of $1,230,929 (2010 -$975,374) and $2,752,363(2010 - $2,632,815) in mineral property exploration and acquisition. The Company received US$354,434 reimbursement of shared exploration costs from Blackberry Ventures for Nieves property and US$536,164 exploration cost recovery from Goldcorp for Sierra Sabino property.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at June 7, 2011, 142,745,641 common shares were issued and outstanding, 19,414,459 warrants were outstanding at a weighted average exercise price of $1.30 and 10,424,500 stock options were outstanding and 9,936,167 exercisable at a weighted average exercise price of $1.62.

Off Balance Sheet Arrangements

None

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of March 31, 2011 and there have been no significant changes to internal control over financial reporting in the three months ended March 31, 2011.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the consolidated financial statements for the period ended March 31, 2011, and the Board of Directors approved these documents prior to their release.

Transition to International Financial Reporting Standards (“IFRS”)

The condensed consolidated interim financial statements for the three months ended March 31, 2011 are the Company’s first financial statements prepared under IFRS, as stated in note 2 to those statements. The accounting policies described in note 3 have been applied in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2011, the comparative information presented in the condensed consolidated interim financial statements for the three months ended March 31, 2010, the opening IFRS statement of financial position at January 1, 2010 and the statement of financial position as at December 31, 2010. An explanation of IFRS 1, exemptions applicable to first-time adoption of IFRS, and the required reconciliations between IFRS and Canadian GAAP are described below.

In preparing the condensed consolidated interim financial statements, the Company has applied IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

a)	Initial elections upon adoption

The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted on before November 7, 2002 and those granted but fully vested before the date of transition. As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 that are not fully vested at January 1, 2010.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

b)	Adjustments on transition to IFRS

Under Canadian GAAP, warrants that have an exercise price denominated in a currency other than the Company’s functional currency are accounted for as equity instruments. Under IFRS, such instruments meet the definition of a derivative liability and are recorded as a financial liability, and are required to be measured at fair value at each reporting period with gains and losses recognized in net income. The warrants issued on November 27, December 19, 2008 and January 15, 2009 related to the convertible debt financing have an exercise price denominated in United States dollars. As a result, these warrants are required to be measured and recognized at the fair value with changes subsequent to the initial recognition charged to the statement of comprehensive loss until they are fully exercised. The Company has determined the fair value using the Black-Scholes option pricing model.

As at January 1, 2010, the Company recorded an adjustment to recognize the fair value of the warrant liability amounting to $8,477,944 and increased deficit by $8,477,944.

For the three month period ended March 31, 2010, the Company recorded a warrant revaluation gain of $3,683,265 resulting from the fair value impact of this derivative liability.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not generate any revenues from production. The Company’s success will depend largely upon management’s ability to discover and develop commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

The ability to attract capital to the Company is dependent on a number of factors including commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	March 31, 2011	March 31, 2010

Rate at end of period	0.9696	1.0158
Average rate	0.9858	1.0401
High	1.0015	1.0745
Low	0.9687	1.0103

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Gram s/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2011

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide